Exhibit 21.1
Subsidiaries of Zentalis Pharmaceuticals, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Zeno Management, Inc.	Delaware
Zeno Pharmaceuticals, Inc.	Delaware
Zeno Alpha, Inc.	Delaware
Zeno Beta, Inc.	Delaware
Zeno Gamma, Inc.	Delaware
K-Group Alpha, Inc.	Delaware
K-Group Beta, Inc.	Delaware
Zentalis Pharmaceuticals Australia Pty Ltd.	Australia
Zentalis Eta, Inc.	Delaware